Filed by Wachovia Corporation pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended

Subject Company: SouthTrust Corporation
Commission File No.: 333-117283

Date: August 31, 2004

This filing contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, with respect to each of Wachovia Corporation, SouthTrust Corporation and the combined company following the proposed merger between Wachovia and SouthTrust, as well as the goals, plans, objectives, intentions, expectations, financial condition, results of operations, future performance and business of Wachovia, including, without limitation, (i) statements relating to the benefits of the merger, including future financial and operating results, cost savings, enhanced revenues and the accretion or dilution to reported earnings that may be realized from the merger, (ii) statements relating to the benefits of the retail securities brokerage combination transaction between Wachovia and Prudential Financial, Inc. completed on July 1, 2003, including future financial and operating results, cost savings, enhanced revenues and the accretion of reported earnings that may be realized from the brokerage transaction, (iii) statements regarding certain of Wachovia’s and/or SouthTrust’s goals and expectations with respect to earnings, earnings per share, revenue, expenses and the growth rate in such items, as well as other measures of economic performance, including statements relating to estimates of credit quality trends, and (iv) statements preceded by, followed by or that include the words “may”, “could”, “should”, “would”, “believe”, “anticipate”, “estimate”, “expect”, “intend”, “plan”, “projects”, “outlook” or similar expressions. These statements are based upon the current beliefs and expectations of Wachovia’s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements. These forward-looking statements involve certain risks and uncertainties that are subject to change based on various factors (many of which are beyond Wachovia’s control).

The following factors, among others, could cause Wachovia’s or SouthTrust’s financial performance to differ materially from that expressed in such forward-looking statements: (1) the risk that the businesses of Wachovia and SouthTrust in connection with the merger or the businesses of Wachovia and Prudential in the brokerage transaction will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected revenue synergies and cost savings from the merger or the brokerage transaction may not be fully realized or realized within the expected time frame; (3) revenues following the merger or the brokerage transaction may be lower than expected; (4) deposit attrition, operating costs, customer loss and business disruption following the merger or the brokerage transaction, including, without limitation, difficulties in maintaining relationships with employees, may be greater than expected; (5) the ability to obtain governmental approvals of the merger on the proposed terms and schedule; (6) the failure of Wachovia’s or SouthTrust’s shareholders to approve the merger; (7) the strength of the United States economy in general and the strength of the local economies in which Wachovia and/or SouthTrust conducts operations may be different than expected resulting in, among other things, a deterioration in credit quality or a reduced demand for credit, including the resultant effect on Wachovia’s and/or SouthTrust’s loan portfolio and allowance for loan losses; (8) the effects of, and changes in, trade, monetary and fiscal policies and laws, including interest rate policies of the Board of Governors of the Federal Reserve System; (9) inflation, interest rate, market and monetary fluctuations; and (10) adverse conditions in the stock market, the public debt market and other capital markets (including changes in interest rate conditions) and the impact of such conditions on Wachovia’s capital markets and capital management activities, including, without limitation, Wachovia’s mergers and acquisition advisory business, equity and debt underwriting activities, private equity investment activities, derivative securities activities, investment and wealth management advisory businesses, and brokerage activities. Additional factors that could cause Wachovia’s and SouthTrust’s results to differ materially from those described in the forward-looking statements can be found in Wachovia’s and SouthTrust’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K filed with the SEC. All subsequent written and oral forward-looking statements concerning Wachovia or the proposed merger or other matters and attributable to Wachovia or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements above. Wachovia and SouthTrust do not undertake any obligation to update any forward-looking statement, whether written or oral, relating to the matters discussed in this filing.

The proposed merger will be submitted to Wachovia’s and SouthTrust’s shareholders for their consideration, and, on August 16, 2004, Wachovia filed an amended registration statement on Form S-4 with the SEC containing a preliminary joint proxy statement/prospectus of Wachovia and SouthTrust and other relevant documents concerning the proposed merger. Shareholders are urged to read the definitive joint proxy statement/prospectus regarding the proposed merger when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. You will be able to obtain a free copy of the registration statement and the joint proxy statement/prospectus, as well as other filings containing information about Wachovia and SouthTrust, at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, at www.wachovia.com under the tab “Inside Wachovia—Investor Relations” and then under the heading “Financial Reports—SEC Filings”. You may also obtain these documents, free of charge, at www.southtrust.com under the tab “About SouthTrust”, then under “Investor Relations” and then under “SEC Documents”. Copies of the joint proxy statement/prospectus and the SEC filings that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to Wachovia Corporation, Investor Relations, One Wachovia Center, 301 South College Street, Charlotte, NC 28288-0206, (704)-374-6782, or to SouthTrust Corporation, P. O. Box 2554, Birmingham, AL 35290, (205)-254-5187.

Wachovia and SouthTrust, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from the shareholders of Wachovia and SouthTrust in connection with the proposed merger. Information about the directors and executive officers of Wachovia and their ownership of Wachovia common stock is set forth in the proxy statement, dated March 15, 2004, for Wachovia’s 2004 annual meeting of shareholders, as filed with the SEC on a Schedule 14A. Information about the directors and executive officers of SouthTrust and their ownership of SouthTrust common stock is set forth in the proxy statement, dated March 8, 2004, for SouthTrust’s 2004 annual meeting of shareholders, as filed with the SEC on a Schedule 14A. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the definitive joint proxy statement/prospectus regarding the proposed merger when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

Wachovia and SouthTrust issued the following news releases

Press Release August 31, 2004

SOUTHTRUST AND WACHOVIA NAME TOM COGHILL MARKET PRESIDENT FOR SAVANNAH, GA

(Birmingham, Ala.) – SouthTrust Corporation and Wachovia Corporation have named Tom Coghill market president for Savannah, Ga. effective after the completion of the proposed merger between SouthTrust and Wachovia. In his new role, Coghill will lead the combined company’s efforts to provide outstanding customer service and grow market share in the Savannah area. The merger was announced June 21, and the transaction is expected to close in the fourth quarter of 2004, subject to normal regulatory approvals and shareholder approvals.

“Designating the market president demonstrates the value and importance of the Savannah area to Wachovia and SouthTrust, and is an illustration of our strong commitment to this market,” said Tom Coley, who is SouthTrust’s vice chairman and who will lead the Southern Banking Group for Wachovia when the merger is complete. “Tom is a veteran SouthTrust banker who brings a wealth of knowledge and experience to the business community. He will work in close association with local partners to deliver the complete set of the company’s resources to Savannah and the surrounding communities.”

This announcement is part of the commitment by Wachovia and SouthTrust to increase business in its mid-sized markets. The market president spearheads this initiative, called Community Banking, by enhancing local relationships and providing increased decision-making authority and leadership in the Savannah area. The market president will also be able to deliver Wachovia and SouthTrust’s vast array of commercial and retail products and services to customers.

Coghill has extensive knowledge of the industry with over 34 years of banking experience. Since joining SouthTrust in 1996, he has held various sales, leadership and management positions in both retail and commercial banking. In addition to his most recent role as market CEO in Augusta, Ga. at SouthTrust, he has served as an executive vice president of Retail Banking. Coghill was named to his new role as Savannah Market President in July, 2004.

Coghill graduated from North Carolina Wesleyan College with a bachelor’s degree in Business Administration. He currently is involved in Augusta Tomorrow, the American Red Cross, United Way of the CSRA’s executive board, FORE! Augusta Foundation and First Tee of Augusta. Coghill and his wife Patricia have two children, and they will be relocating to Savannah within the next few weeks.

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Wachovia Corporation (NYSE:WB) is one of the largest providers of financial services to retail, brokerage and corporate customers throughout the East Coast and the nation, with assets of $418.4 billion, market capitalization of $58.3 billion and stockholders’ equity of $32.6 billion at June 30, 2004. Its four core businesses, the General Bank, Capital Management, Wealth Management, and the Corporate and Investment Bank, serve 12 million client relationships (including households and businesses), primarily in 11 East Coast states and Washington, D.C. Its full-service retail brokerage firm, Wachovia Securities, LLC, serves clients in 49 states. Global services are provided through 32 international offices. Online banking and brokerage products and services also are available through Wachovia.com.

SouthTrust Corporation (Nasdaq: SOTR) is a $52.7 billion regional bank holding company with headquarters in Birmingham, Ala. SouthTrust operates 712 banking and loan offices and 894 ATMs in Alabama, Florida, Georgia, Mississippi, North Carolina, South Carolina, Tennessee, Texas and Virginia. The company offers a complete line of banking and other related financial services to commercial and retail customers. The company’s web site is www.southtrust.com.

Additional Information

The proposed transaction will be submitted to Wachovia’s and SouthTrust’s shareholders for their consideration, and, on August 16, 2004, Wachovia filed an amended registration statement on Form S-4 with the SEC containing a preliminary joint proxy statement/prospectus of Wachovia and SouthTrust and other relevant documents concerning the proposed transaction. Shareholders are urged to read the definitive joint proxy statement/prospectus regarding the proposed transaction when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. You will be able to obtain a free copy of the registration statement and the joint proxy statement/prospectus, as well as other filings containing information about Wachovia and SouthTrust, at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, at www.wachovia.com under the tab “Inside Wachovia – Investor Relations” and then under the heading “Financial Reports—SEC Filings”. You may also obtain these documents, free of charge, at www.SouthTrust.com under the tab “About SouthTrust”, then under “Investor Relations” and then under “SEC Documents.” Copies of the joint proxy statement/prospectus and the SEC filings that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to Wachovia Corporation, Investor Relations, One Wachovia Center, 301 South College Street, Charlotte, NC 28288-0206, (704)-374-6782, or to SouthTrust Corporation, P. O. Box 2554, Birmingham, AL 35290, (205)-254-5187.

Wachovia and SouthTrust, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from the shareholders of Wachovia and SouthTrust in connection with the merger. Information about the directors and executive officers of Wachovia and their ownership of Wachovia common stock is set forth in the proxy statement, dated March 15, 2004, for Wachovia’s 2004 annual meeting of shareholders, as filed with the SEC on a Schedule 14A. Information about the directors and executive officers of SouthTrust and their ownership of SouthTrust common stock is set forth in the proxy statement, dated March 8, 2004, for SouthTrust’s 2004 annual meeting of shareholders, as filed with the SEC on a Schedule 14A. Additional information regarding the

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interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the definitive joint proxy statement/prospectus regarding the proposed transaction when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

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Investors seeking further information should contact Wachovia Investor Relations: Alice Lehman at 704-374-4139; or SouthTrust Investor Relations: Bill Prater at 205-254-5187. Media seeking further information should contact Wachovia Corporate Media Relations: Mary Eshet at 704-383-7777 or Christy Phillips at 704-383-8178; or SouthTrust Corporate Communications: David M. Oliver, 205-254-5523 or Nannette Sheaffer at 205-254-5562.

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Press Release August 31, 2004

SOUTHTRUST AND WACHOVIA NAME GAIL MICELI MARKET PRESIDENT FOR

OKALOOSA AND WALTON COUNTIES, FLA.

(Birmingham, Ala.) – SouthTrust Corporation and Wachovia Corporation have named Gail Miceli market president for Okaloosa and Walton counties, Fla., effective after the completion of the proposed merger between Wachovia and SouthTrust. In her new role, Miceli will lead the combined company’s efforts to provide outstanding customer service and grow market share in the two county area. The merger was announced June 21, and the transaction is expected to close in the fourth quarter of 2004, subject to normal regulatory approvals and shareholder approvals.

“Designating the market president demonstrates the value and importance of the Okaloosa and Walton county areas to Wachovia and SouthTrust, and is an illustration of our strong commitment to this market,” said Tom Coley, who is SouthTrust’s vice chairman and who will lead the Southern Banking Group for Wachovia when the merger is complete. “Gail is a veteran SouthTrust banker who brings a wealth of knowledge and experience to the business community. She will work in close association with local partners to deliver the complete set of the company’s resources to Okaloosa and Walton counties and the surrounding communities.”

This announcement is part of the commitment by Wachovia and SouthTrust to increase business in its mid-sized markets. The market president spearheads this initiative, called Community Banking, by enhancing local relationships and providing increased decision-making authority and leadership in the Okaloosa county and Walton county areas. The market president will also be able to deliver Wachovia and SouthTrust’s vast array of commercial and retail products and services to customers.

Miceli has extensive knowledge of the industry with over 18 years of banking experience. Since joining SouthTrust in 1996, she has held various sales, leadership and management positions in both retail and commercial banking. In addition to her most recent role as market president in Okaloosa and Walton counties, she has served as a branch manager and commercial lender. Miceli assumed her new role in July, 2004.

Miceli graduated from Troy State University with a bachelor’s degree in Business Management and from the Alabama School of Banking. She currently is involved in the Fort Walton Beach Rotary Club, Fort Walton Beach Chamber of Commerce and the volunteer program at Plew Elementary. Miceli and her husband Philippe have two daughters.

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Wachovia Corporation (NYSE:WB) is one of the largest providers of financial services to retail, brokerage and corporate customers throughout the East Coast and the nation, with assets of $418.4 billion, market capitalization of $58.3 billion and stockholders’ equity of $32.6 billion at June 30, 2004. Its four core businesses, the General Bank, Capital Management, Wealth Management, and the Corporate and Investment Bank, serve 12 million client relationships (including households and businesses), primarily in 11 East Coast states and Washington, D.C. Its full-service retail brokerage firm, Wachovia Securities, LLC, serves clients in 49 states. Global services are provided through 32 international offices. Online banking and brokerage products and services also are available through Wachovia.com.

SouthTrust Corporation (Nasdaq: SOTR) is a $52.7 billion regional bank holding company with headquarters in Birmingham, Ala. SouthTrust operates 712 banking and loan offices and 894 ATMs in Alabama, Florida, Georgia, Mississippi, North Carolina, South Carolina, Tennessee, Texas and Virginia. The company offers a complete line of banking and other related financial services to commercial and retail customers. The company’s web site is www.southtrust.com.

Additional Information

The proposed transaction will be submitted to Wachovia’s and SouthTrust’s shareholders for their consideration, and, on August 16, 2004, Wachovia filed an amended registration statement on Form S-4 with the SEC containing a preliminary joint proxy statement/prospectus of Wachovia and SouthTrust and other relevant documents concerning the proposed transaction. Shareholders are urged to read the definitive joint proxy statement/prospectus regarding the proposed transaction when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. You will be able to obtain a free copy of the registration statement and the joint proxy statement/prospectus, as well as other filings containing information about Wachovia and SouthTrust, at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, at www.wachovia.com under the tab “Inside Wachovia – Investor Relations” and then under the heading “Financial Reports—SEC Filings”. You may also obtain these documents, free of charge, at www.SouthTrust.com under the tab “About SouthTrust”, then under “Investor Relations” and then under “SEC Documents.” Copies of the joint proxy statement/prospectus and the SEC filings that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to Wachovia Corporation, Investor Relations, One Wachovia Center, 301 South College Street, Charlotte, NC 28288-0206, (704)-374-6782, or to SouthTrust Corporation, P. O. Box 2554, Birmingham, AL 35290, (205)-254-5187.

Wachovia and SouthTrust, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from the shareholders of Wachovia and SouthTrust in connection with the merger. Information about the directors and executive officers of Wachovia and their ownership of Wachovia common stock is set forth in the proxy statement, dated March 15, 2004, for Wachovia’s 2004 annual meeting of shareholders, as filed with the SEC on a Schedule 14A. Information about the directors and executive officers of SouthTrust and their ownership of SouthTrust common stock is set forth in the proxy statement, dated March 8, 2004, for SouthTrust’s 2004 annual meeting of shareholders, as filed with the SEC on a Schedule 14A. Additional information regarding the

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interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the definitive joint proxy statement/prospectus regarding the proposed transaction when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

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Investors seeking further information should contact Wachovia Investor Relations: Alice Lehman at 704-374-4139; or SouthTrust Investor Relations: Bill Prater at 205-254-5187. Media seeking further information should contact Wachovia Corporate Media Relations: Mary Eshet at 704-383-7777 or Christy Phillips at 704-383-8178; or SouthTrust Corporate Communications: David M. Oliver, 205-254-5523 or Nannette Sheaffer at 205-254-5562.

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Press Release August 31, 2004

SOUTHTRUST AND WACHOVIA NAME CHUCK MORGAN MARKET PRESIDENT FOR MARIANNA, Fla.

(Birmingham, Ala.) – SouthTrust Corporation and Wachovia Corporation have named Chuck Morgan market president for Marianna, Fla., effective after the completion of the merger between SouthTrust and Wachovia. In his new role, Morgan will lead the combined company’s efforts to provide outstanding customer service and grow market share in the Marianna area. The merger was announced June 21, and the transaction is expected to close in the fourth quarter of 2004, subject to normal regulatory approvals and shareholder approvals.

“Designating the market president demonstrates the value and importance of the Marianna area to Wachovia and SouthTrust, and is an illustration of our strong commitment to this market,” said Tom Coley, who is SouthTrust’s vice chairman and who will lead the Southern Banking Group for Wachovia when the merger is complete. “Chuck is a veteran SouthTrust banker who brings a wealth of knowledge and experience to the business community. He will work in close association with local partners to deliver the complete set of the company’s resources to Marianna and the surrounding communities.”

This announcement is part of the commitment by Wachovia and SouthTrust to increase business in its mid-sized markets. The market president spearheads this initiative, called Community Banking, by enhancing local relationships and providing increased decision-making authority and leadership in the Marianna area. The market president will also be able to deliver Wachovia and SouthTrust’s vast array of commercial and retail products and services to customers.

Morgan has extensive knowledge of the industry with over nine years of banking experience. Since joining SouthTrust in 2000, he has held various sales, leadership and management positions in both retail and commercial banking. In addition to his most recent role as Area Executive and City President of Marianna, he has served as a member of the SouthTrust Bank of Northwest Florida board of directors prior to joining the bank full time and as Commercial Relationship manager. Morgan assumed his new role as Marianna Market President in July.

Morgan graduated from Kenyon College in Gambier, Ohio with a bachelor of arts degree in English literature. He currently is involved in the Jackson County Development Corporation, Community Financial Literacy Council, and serves as treasurer for the First Presbyterian Church of Marianna. Morgan and his wife Cindy have three daughters.

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Wachovia Corporation (NYSE:WB) is one of the largest providers of financial services to retail, brokerage and corporate customers throughout the East Coast and the nation, with assets of $418.4 billion, market capitalization of $58.3 billion and stockholders’ equity of $32.6 billion at June 30, 2004. Its four core businesses, the General Bank, Capital Management, Wealth Management, and the Corporate and Investment Bank, serve 12 million client relationships (including households and businesses), primarily in 11 East Coast states and Washington, D.C. Its full-service retail brokerage firm, Wachovia Securities, LLC, serves clients in 49 states. Global services are provided through 32 international offices. Online banking and brokerage products and services also are available through Wachovia.com.

SouthTrust Corporation (Nasdaq: SOTR) is a $52.7 billion regional bank holding company with headquarters in Birmingham, Ala. SouthTrust operates 712 banking and loan offices and 894 ATMs in Alabama, Florida, Georgia, Mississippi, North Carolina, South Carolina, Tennessee, Texas and Virginia. The company offers a complete line of banking and other related financial services to commercial and retail customers. The company’s web site is www.southtrust.com.

Additional Information

The proposed transaction will be submitted to Wachovia’s and SouthTrust’s shareholders for their consideration, and, on August 19, 2004, Wachovia filed an amended registration statement on Form S-4 with the SEC containing a preliminary joint proxy statement/prospectus of Wachovia and SouthTrust and other relevant documents concerning the proposed transaction. Shareholders are urged to read the definitive joint proxy statement/prospectus regarding the proposed transaction when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. You will be able to obtain a free copy of the registration statement and the joint proxy statement/prospectus, as well as other filings containing information about Wachovia and SouthTrust, at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, at www.wachovia.com under the tab “Inside Wachovia – Investor Relations” and then under the heading “Financial Reports—SEC Filings”. You may also obtain these documents, free of charge, at www.SouthTrust.com under the tab “About SouthTrust”, then under “Investor Relations” and then under “SEC Documents.” Copies of the joint proxy statement/prospectus and the SEC filings that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to Wachovia Corporation, Investor Relations, One Wachovia Center, 301 South College Street, Charlotte, NC 28288-0206, (704)-374-6782, or to SouthTrust Corporation, P. O. Box 2554, Birmingham, AL 35290, (205)-254-5187.

Wachovia and SouthTrust, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from the shareholders of Wachovia and SouthTrust in connection with the merger. Information about the directors and executive officers of Wachovia and their ownership of Wachovia common stock is set forth in the proxy statement, dated March 15, 2004, for Wachovia’s 2004 annual meeting of shareholders, as filed with the SEC on a Schedule 14A. Information about the directors and executive officers of SouthTrust and their ownership of SouthTrust common stock is set

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forth in the proxy statement, dated March 8, 2004, for SouthTrust’s 2004 annual meeting of shareholders, as filed with the SEC on a Schedule 14A. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the definitive joint proxy statement/prospectus regarding the proposed transaction when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

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Investors seeking further information should contact Wachovia Investor Relations: Alice Lehman at 704-374-4139; or SouthTrust Investor Relations: Bill Prater at 205-254-5187. Media seeking further information should contact Wachovia Corporate Media Relations: Mary Eshet at 704-383-7777 or Christy Phillips at 704-383-8178; or SouthTrust Corporate Communications: David M. Oliver, 205-254-5523 or Nannette Sheaffer at 205-254-5562.

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Press Release August 31, 2004

SOUTHTRUST AND WACHOVIA NAME RONNIE PIPPIN AREA PRESIDENT

FOR NORTHWEST FLORIDA

(Birmingham, Ala.) – SouthTrust Corporation and Wachovia Corporation have named Ronnie Pippin area president for Northwest, Fla., effective after the completion of the proposed merger between SouthTrust and Wachovia. In his new role, Pippin will lead the combined company’s efforts to provide outstanding customer service and grow market share in the Northwest Florida area. Northwest Florida includes all markets west of Tallahassee. The merger was announced June 21, and the transaction is expected to close in the fourth quarter of 2004, subject to normal regulatory approvals and shareholder approvals.

“Designating an area president demonstrates the value and importance of the Northwest Florida area to Wachovia and SouthTrust, and is an illustration of our strong commitment to this market,” said Tom Coley, who is SouthTrust’s vice chairman and who will lead the Southern Banking Group for Wachovia when the merger is complete. “Ronnie is a veteran SouthTrust banker who brings a wealth of knowledge and experience to the business community. He will work in close association with local partners to deliver the complete set of the company’s resources to all of Northwest Florida and the surrounding communities.”

This announcement is part of the commitment by Wachovia and SouthTrust to increase business in its mid-sized markets. The area president spearheads this initiative, called Community Banking, by enhancing local and regional relationships and providing increased decision-making authority and leadership in the Northwest Florida area. The area president will also be able to deliver Wachovia and SouthTrust’s vast array of commercial and retail products and services to customers.

Pippin has extensive knowledge of the industry with over 30 years of banking experience. Since joining SouthTrust in 1974, he has held various sales, leadership and management positions in both retail and commercial banking. In addition to his most recent role as market CEO in Northwest Florida at SouthTrust, he has served as teller, branch manager, consumer lender, comptroller and investment officer, branch administrator, commercial lender and CEO of SouthTrust in Baldwin County, Alabama.

Pippin was named to his new role as Northwest Florida area president in July, 2004.

Pippin graduated from the University of Alabama with a bachelor’s degree in finance and received an MBA from Troy State University. He currently is involved in Florida’s Great Northwest and the Fort Walton Beach Chamber of Commerce. Pippin and his wife Denise have two sons.

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Wachovia Corporation (NYSE:WB) is one of the largest providers of financial services to retail, brokerage and corporate customers throughout the East Coast and the nation, with assets of $418.4 billion, market capitalization of $58.3 billion and stockholders’ equity of $32.6 billion at June 30, 2004. Its four core businesses, the General Bank, Capital Management, Wealth Management, and the Corporate and Investment Bank, serve 12 million client relationships (including households and businesses), primarily in 11 East Coast states and Washington, D.C. Its full-service retail brokerage firm, Wachovia Securities, LLC, serves clients in 49 states. Global services are provided through 32 international offices. Online banking and brokerage products and services also are available through Wachovia.com.

SouthTrust Corporation (Nasdaq: SOTR) is a $52.7 billion regional bank holding company with headquarters in Birmingham, Ala. SouthTrust operates 712 banking and loan offices and 894 ATMs in Alabama, Florida, Georgia, Mississippi, North Carolina, South Carolina, Tennessee, Texas and Virginia. The company offers a complete line of banking and other related financial services to commercial and retail customers. The company’s web site is www.southtrust.com.

Additional Information

The proposed transaction will be submitted to Wachovia’s and SouthTrust’s shareholders for their consideration, and, on August 16, 2004, Wachovia filed an amended registration statement on Form S-4 with the SEC containing a preliminary joint proxy statement/prospectus of Wachovia and SouthTrust and other relevant documents concerning the proposed transaction. Shareholders are urged to read the definitive joint proxy statement/prospectus regarding the proposed transaction when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. You will be able to obtain a free copy of the registration statement and the joint proxy statement/prospectus, as well as other filings containing information about Wachovia and SouthTrust, at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, at www.wachovia.com under the tab “Inside Wachovia – Investor Relations” and then under the heading “Financial Reports—SEC Filings”. You may also obtain these documents, free of charge, at www.SouthTrust.com under the tab “About SouthTrust”, then under “Investor Relations” and then under “SEC Documents.” Copies of the joint proxy statement/prospectus and the SEC filings that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to Wachovia Corporation, Investor Relations, One Wachovia Center, 301 South College Street, Charlotte, NC 28288-0206, (704)-374-6782, or to SouthTrust Corporation, P. O. Box 2554, Birmingham, AL 35290, (205)-254-5187.

Wachovia and SouthTrust, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from the shareholders of Wachovia and SouthTrust in connection with the merger. Information about the directors and executive officers of Wachovia and their ownership of Wachovia common stock is set forth in the proxy statement, dated March 15, 2004, for Wachovia’s 2004 annual meeting of shareholders, as filed with the SEC on a Schedule 14A. Information about the directors and executive officers of SouthTrust and their ownership of SouthTrust common stock is set forth in the proxy statement, dated March 8, 2004, for SouthTrust’s 2004 annual meeting of shareholders, as filed with the SEC on a Schedule 14A. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the definitive joint proxy statement/prospectus regarding the proposed transaction when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

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Investors seeking further information should contact Wachovia Investor Relations: Alice Lehman at 704-374-4139; or SouthTrust Investor Relations: Bill Prater at 205-254-5187. Media seeking further information should contact Wachovia Corporate Media Relations: Mary Eshet at 704-383-7777 or Christy Phillips at 704-383-8178; or SouthTrust Corporate Communications: David M. Oliver, 205-254-5523 or Nannette Sheaffer at 205-254-5562.

Press Release August 31, 2004

SOUTHTRUST AND WACHOVIA NAME BOBBY RANGER MARKET PRESIDENT

FOR PANAMA CITY, Fla.

(Birmingham, Ala.) – SouthTrust Corporation and Wachovia Corporation have named Bobby Ranger market president for Panama City, Fla., effective after the completion of the proposed merger between SouthTrust and Wachovia. In his new role, Ranger will lead the combined company’s efforts to provide outstanding customer service and grow market share in the Panama City area. The merger was announced June 21, and the transaction is expected to close in the fourth quarter of 2004, subject to normal regulatory approvals and shareholder approvals.

“Designating the market president demonstrates the value and importance of the Panama City area to Wachovia and SouthTrust, and is an illustration of our strong commitment to this market,” said Tom Coley, who is SouthTrust’s vice chairman and who will lead the Southern Banking Group for Wachovia when the merger is complete. “Bobby is a veteran SouthTrust banker who brings a wealth of knowledge and experience to the business community. He will work in close association with local partners to deliver the complete set of the company’s resources to Panama City and the surrounding communities.”

This announcement is part of the commitment by Wachovia and SouthTrust to increase business in its mid-sized markets. The market president spearheads this initiative, called Community Banking, by enhancing local relationships and providing increased decision-making authority and leadership in the Panama City area. The market president will also be able to deliver Wachovia and SouthTrust’s vast array of commercial and retail products and services to customers.

Ranger has extensive knowledge of the industry with over 18 years of banking experience. Since joining SouthTrust in 1999, he has held various sales, leadership and management positions in both retail and commercial banking. In addition to his most recent role as Area Executive of the Bay County, he has served as Southern Region Market Manager of business banking and Area Executive for the Highway 90 market. Ranger assumed his new role as Panama City Market President effective in July, 2004.

After serving 5 years in the United States Air Force, Ranger graduated from University of West Florida with a bachelor’s degree in Management. He currently is involved in the Chamber of Commerce Military Affairs committee, the United Way, and the American Heart Association Leadership Circle. Ranger and his wife Wanda have one daughter.

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Wachovia Corporation (NYSE:WB) is one of the largest providers of financial services to retail, brokerage and corporate customers throughout the East Coast and the nation, with assets of $418.4 billion, market capitalization of $58.3 billion and stockholders’ equity of $32.6 billion at June 30, 2004. Its four core businesses, the General Bank, Capital Management, Wealth Management, and the Corporate and Investment Bank, serve 12 million client relationships (including households and businesses), primarily in 11 East Coast states and Washington, D.C. Its full-service retail brokerage firm, Wachovia Securities, LLC, serves clients in 49 states. Global services are provided through 32 international offices. Online banking and brokerage products and services also are available through Wachovia.com.

SouthTrust Corporation (Nasdaq: SOTR) is a $52.7 billion regional bank holding company with headquarters in Birmingham, Ala. SouthTrust operates 712 banking and loan offices and 894 ATMs in Alabama, Florida, Georgia, Mississippi, North Carolina, South Carolina, Tennessee, Texas and Virginia. The company offers a complete line of banking and other related financial services to commercial and retail customers. The company’s web site is www.southtrust.com.

Additional Information

The proposed transaction will be submitted to Wachovia’s and SouthTrust’s shareholders for their consideration, and, on August 16, 2004, Wachovia filed an amended registration statement on Form S-4 with the SEC containing a preliminary joint proxy statement/prospectus of Wachovia and SouthTrust and other relevant documents concerning the proposed transaction. Shareholders are urged to read the definitive joint proxy statement/prospectus regarding the proposed transaction when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. You will be able to obtain a free copy of the registration statement and the joint proxy statement/prospectus, as well as other filings containing information about Wachovia and SouthTrust, at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, at www.wachovia.com under the tab “Inside Wachovia – Investor Relations” and then under the heading “Financial Reports—SEC Filings”. You may also obtain these documents, free of charge, at www.SouthTrust.com under the tab “About SouthTrust”, then under “Investor Relations” and then under “SEC Documents.” Copies of the joint proxy statement/prospectus and the SEC filings that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to Wachovia Corporation, Investor Relations, One Wachovia Center, 301 South College Street, Charlotte, NC 28288-0206, (704)-374-6782, or to SouthTrust Corporation, P. O. Box 2554, Birmingham, AL 35290, (205)-254-5187.

Wachovia and SouthTrust, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from the shareholders of Wachovia and SouthTrust in connection with the merger. Information about the directors and executive officers of Wachovia and their ownership of Wachovia common stock is set forth in the proxy statement, dated March 15, 2004, for Wachovia’s 2004 annual meeting of shareholders, as filed with the SEC on a Schedule 14A. Information about the directors and executive officers of SouthTrust and their ownership of SouthTrust common stock is set forth in the proxy statement, dated March 8, 2004, for SouthTrust’s 2004 annual meeting of shareholders, as filed with the SEC on a Schedule 14A. Additional information regarding the

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interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the definitive joint proxy statement/prospectus regarding the proposed transaction when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

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Investors seeking further information should contact Wachovia Investor Relations: Alice Lehman at 704-374-4139; or SouthTrust Investor Relations: Bill Prater at 205-254-5187. Media seeking further information should contact Wachovia Corporate Media Relations: Mary Eshet at 704-383-7777 or Christy Phillips at 704-383-8178; or SouthTrust Corporate Communications: David M. Oliver, 205-254-5523 or Nannette Sheaffer at 205-254-5562.

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